UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52814

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Vertical Trading Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

56 Locust Ave, 2nd FL

(No. and Street)

Rye	**NY**	**10580**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas D. Martin	**(212) 430-3552**	**TOM@VERTGRP.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

G.R. Reid Associates, LLP

(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike #400	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)
07/01/13		**5861**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas D. Martin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Vertical Trading Group, LLC_____, as of __12/31_____, 2 __022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO
_____

_____
Notary Public

**PLEASE SEE ATTACHED
CALIFORNIA**
[ ] JURAT
[X] ACKNOWLEDGMENT

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

On ___MAR 31___, 20__23__ before me, ___JAE H LEE___, A Notary Public
(insert name and title of the officer)

personally appeared ___THOMAS D MARTIN___,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___Lee, Jae H.___ (Seal)



JAE H. LEE
COMM. # 2395391
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN DIEGO
MY COMM. EXP. MAR. 1, 2026

THE VERTICAL TRADING GROUP, LLC

(D/B/A THE VERTICAL GROUP)

(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

[Filed Pursuant to Rule 17A-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS



REID
ACCOUNTANTS · ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of The Vertical Trading Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Vertical Trading Group LLC, (the Company), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Reid CPAs, LLP

We have served as The Vertical Trading Group, LLC's auditor since 2020.

Woodbury, New York
March 30, 2023

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: 516-802-0100 W: ReidLLP.com

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 717,931
Due from clearing agents	1,736,817
Accounts receivable	102,809
Equity securities and options held at clearing agent (at market value)	1,323,791
Advances to employees	17,500
Security deposits and other	2,150
TOTAL ASSETS	**$ 3,900,998**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Equity securities sold, not yet purchased (at market value)	$ 41,047
Accounts payable and accrued expenses	745,377
TOTAL LIABILITIES	786,424

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY	3,114,574
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,900,998

See accompanying notes to the statement of financial condition.

1.   LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades in equities and listed options as agent on behalf of customers. Additionally the Company generates income from publishing research material relating to various publicly traded companies and markets. The Company maintains registered branch offices in New York, Massachusetts, New Jersey, and Florida. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Commissions earned on trades executed on behalf of customers are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Market making security transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all security transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis.   Revenues earned from matching broker dealers, banks and hedge funds for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients and client agrees to pay for the material.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts receivable, accounts payable, and investments in marketable securities for which carrying values approximate fair values due to the short maturities of those instruments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on accounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as trading, available-for-sale, or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date.

The Company follows the provisions of the FASB ASC on *fair value measurements*. It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

The following table sets forth by level within the fair value hierarchy, the Company's investments at fair market value at December 31, 2022:

	Level 1	Level 2	Total
Equity securities and options held at clearing agent	$ 1,323,791		$ 1,323,791
Equity securities sold, not yet purchased	$(41,047)		$(41,047)

Valuation techniques and inputs

The fair value for certain of our securities is derived using pricing models and other valuation techniques that invoice significant management judgment. The price transparency of securities is a key determinant of the degree of judgment involved in determining the fair value of our securities. Securities which are actively traded will generally have a higher degree of price transparency than securities that are thinly traded. In accordance with GAAP, the criteria used to determine whether the market for a security is active or inactive is based on the particular asset or liability.

As a result, the valuation of these securities included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including low levels of price transparency caused by

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES (CONTINUED)

decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

There were no transfers between Level 1 and Level 2 during the year.

DUE FROM CLEARING AGENTS

The Company maintains a brokerage account with one clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property, equipment, and leasehold improvements are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company follows the provisions of the FASB ASC, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes. Income taxes have not been provided because the Company is a single member limited liability company whose income or loss and credits will be passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, New Jersey, Massachusetts, and California, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2019 are subject to examination by the relevant taxing authorities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2022, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2022, the Company was not exposed to such risk.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through March 30, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

3.   DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $750,000 with it's clearing agents at all times ($750,192 at December 31, 2022). Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2022, the Company had idle cash of $779,273 to be used for trading and receivable balances totaling $207,352 with its clearing agents, as well as security positions held, long and short of $1,323,791 and $41,047, respectively.

4.   ACCOUNTS RECEIVABLE

Accounts receivable balance represents research income due from clients at December 31, 2022.

5.   LOANS PAYABLE

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, and may be cancelled by either party at any time. At December 31, 2022, there was no outstanding balance.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $2,918,017 which was $1,918,017 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .52 to 1.00.

7. ADVANCE TO EMPLOYEES

As of December 31, 2022, $17,500 was due from employees of the Company. The advances bear no interest and are payable on demand.

8. RELATED PARTY TRANSACTIONS

The Company has research services provided by a firm with common ownership. For the year ended December 31, 2022 the Company paid the related firm $507,800.

9. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

Effective January 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company had a non-cancellable operating lease for office space which ended December 31, 2022. As of December 31, 2022 the Company did not have any long term lease obligations that are subject to ASU 2016-02 which would require a lease liability and a right to use asset.

The Company will determine if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we used our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate of a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment and is presently assumed to be 6.25%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

9.   COMMITMENTS AND CONTINGENCIES (continued)

CONTINGENCIES

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial position.